June 28, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (914) 640-8282

Mr. Theodore W. Darnall
President, Principal Executive Officer
Westin Hotels Limited Partnership
1111 Westchester Avenue
White Plains, NY 10604

      Re:	Westin Hotels Limited Partnership
      	Form 10-K for the year ended December 31, 2004
      	Filed March 31, 2005
      File No. 0-15097

Dear Mr. Miller:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Note 8.  Commitments and Contingencies, page 23

1. In future filings and in your response to us, please expand your disclosure of the pending arbitration hearing with Kalmia
Investors
LLC to include all disclosures required by SFAS 5, including but not limited to, an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3486.

Sincerely,



Daniel L. Gordon
Branch Chief


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Mr. Theodore W. Darnall
Westin Hotels Limited Partnership
June 28, 2005
Page 1